

July 11, 2011

<u>Via Facsimile</u>
John K. Keach, Jr.
President and Chief Executive Officer
Indiana Community Bancorp
501 Washington Street
Columbus, IN 47201

> **Re: Indiana Community Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 000-18847**

Dear Mr. Keach:

   We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Provision for Loan Loss, page 10

1. We note your response to comment 1 in your letter dated June 8, 2011. Based on your response, it is unclear to us whether certain nonaccrual TDR's were disclosed as TDR's. Please revise future filings to disclose all loans that meet the criteria to be classified as a TDR, separately disclosing the amount that are on accrual and nonaccrual status.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies - Allowance for Loan Losses, page 28

2. We note your response and proposed disclosure related to comments 7 and 8 in your letter dated June 8, 2011. Please revise future filings to quantify the qualitative/environmental portion of the allowance assigned to each loan segment at each period end presented.

3. We note your response and proposed disclosure related to comment 12 in your letter dated June 8, 2011. For loans in which you measure impairment based on the present value of discounted cash flows, please revise future filings to clarify how you record the increase in the present value of cash flows due to the passage of time.   If you record the increase in interest income, please disclose the amount recorded for each period presented. Refer to ASC 310-10-50-19.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief